

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2012

Via E-Mail
Mr. Michael R. Starzer
Bonanza Creek Energy, Inc.
President and Chief Executive Officer
410 17th Street, Suite 1400
Denver, Colorado 80202

>   **Re: Bonanza Creek Energy, Inc.**
>   **Form 10-K for the Fiscal Year ended December 31, 2011**
>   **Filed March 22, 2012**
>   **File No. 1-35371**

Dear Mr. Starzer:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2011

Business

Proved Undeveloped Reserves, page 16

1.   Please quantify the proved undeveloped reserves converted to proved developed reserves during the year as required by Item 1203(b) of Regulation S-K.

Production, Revenues and Price History, page 18

2.   It appears you have significant fields that contain 15% or more of your total proved reserves as of December 31, 2011. As such, please tell us how you have complied with the guidance in Item 1204(a) of Regulation S-K, in concluding that you would not disclose production by such fields for the prior three years.

Michael R. Starzer
Bonanza Creek Energy, Inc.
December 4, 2012
Page 2

Financial Statements

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page 93

3. We note your disclosure that in exchange for gathering and processing services, you receive fees or commodities from natural gas producers. Tell us how you determined that Rule 5-03 of Regulation S-X did not apply to your situation in deciding not to disclose separately income from services provided. In addition, tell us if your natural gas plant is accounted for in accordance with the successful efforts recognition and measurement guidance in FASB ASC 932-360 and clarify how these assets are depreciated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski at (202) 551-3759 or, in his absence, John Cannarella at (202) 551-3337, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief